(212) 756-2404	daniel.chakrin@srz.com

May 27, 2005

By EDGAR

Securities and Exchange Commission Division of Corporation Finance 450 Fifth Street, N.W. Washington, D.C. 20549
Attn:	H. Roger Schwall Carmen Moncada-Terry Timothy Levenberg

Re:	TWC Holding LLC and TWC Holding Corp. Amendment No. 1 to Registration Statement on Form S-4 File No. 333-124826

Dear Mr. Schwall, Ms. Moncada-Terry and Mr. Levenberg:

        On behalf of TWC Holding LLC and TWC Holding Corp. (the "co-registrants"), and in anticipation of requesting acceleration of the effective date of the Registration Statement as soon as practicable after all comments have been cleared by the Staff, the co-registrants acknowledges that:

  •
  Should the Securities and Exchange Commission (the "Commission") or the Staff, acting pursuant to delegated authority, declare the filing effective, such effectiveness does not foreclose the Commission from taking any action with respect to the filing;

  •
  the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the co-registrants from their full responsibility for the adequacy and accuracy of the disclosure in the filing; and

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  the co-registrants may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

        Thank you for your continued attention to and expeditious review of this filing.

Very truly yours,

/s/ DANIEL H. CHAKRIN Daniel H. Chakrin, Esq.
CC:
Michael M. Thompson
TWC Holding Corp.
10825 Kenwood Road
Cincinnati, Ohio 42542

John F. McQuay
TWC Holding Corp.
10825 Kenwood Road
Cincinnati, Ohio 42542

Thomas J. Campbell
TWC Holding Corp.
10825 Kenwood Road
Cincinnati, Ohio 42542

Michael R. Littenberg, Esq.
Schulte Roth & Zabel LLP